

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2010

Mr. Crocker Coulson
Director, Chief Executive Officer and Chief Financial Officer
China Rising I, Inc.
1325 Avenue of the Americas, Suite 2800
New York, New York 10019

Re: **China Rising I, Inc.**
Amendment No. 2 to Form 10
Filed October 5, 2010
File No. 000-54042

Dear Mr. Coulson:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Erin Magnor
Staff Attorney